Contact

www.linkedin.com/in/zsmith
(LinkedIn)

Top Skills

Hosting Solutions

Start-ups

Electronic Payments

Languages

English (Native or Bilingual)

Chinese (Elementary)

Zachary Smith

Ex-Equinix, Ex-Packet, Ex-Voxel. Startup Investor, Board member,
Part Time Bass Player, Full Time Dad.
New York, New York, United States

Summary

I started my first business at the age of 10 mowing lawns with my
brother, Jacob. For the past 20 years, I have been focused on using
software to build automated infrastructure platforms, helping to grow
Voxel, a Linux-based hosting platform that was sold to Internap in
2011, into one of the early leading cloud hosting companies.

In 2014, I co-founded Packet to empower technology-enabled
Enterprises with automated bare metal infrastructure no matter
where it was, what it was or who owned it. Backed by SoftBank, Dell
Technologies, Third Point and Battery Ventures, Packet became
the leader in bare metal compute automation and was acquired by
Equinix in March 2020.

Until June 2023, I served as the Head of Edge Infrastructure at
Equinix, leading the strategy, product and go to market for Equinix's
bare metal compute and edge services platform.

I live in Manhattan with my wife and two children, invest in mission
and community-driven founders via www.hoti.vc and play the double
bass in local community orchestras.

_____

Experience

Akademisk Boldklub Gladsaxe
Board Member
May 2025 - Present (7 months)
Copenhagen, Capital Region of Denmark, Denmark

Board Member and investor in AB A/S helping guide strategy and operating
excellence for the nine time Danish Champions, AB Copenhagen. A local club
with global ambitions! Sounds like a startup that just turned 135 years old!

Servers.com
Board Member

November 2024 - Present (1 year 1 month)
New York, New York, United States

Independent Board Member of Cloud One Digital, supporting the Servers.com and LiquidWeb operating business on strategic and operational matters.

1NCE
Board Member
June 2022 - Present (3 years 6 months)
New York, United States

I serve as the independent board representative on 1NCE, the world's most disruptive IoT connectivity provider.

Koyeb
Board Member
May 2020 - Present (5 years 7 months)
Paris, Ile-de-France, France

Humans of the Internet (HOTI)
Partner
January 2020 - Present (5 years 11 months)
New York, NY

At HOTI, we're interested in people working across the technology ecosystem, but especially in the 'picks and shovels' that power platforms. A background in internet infrastructure means we're fascinated by the intersection of physical and digital. Our preference is to support people who see value in working in the open, and who do well by doing good. Sustainability, diversity of thought, and elevating new voices. We're inspired by innovators that make the tent bigger and more inclusive, while having a positive impact on the world.

Tern Commerce
Board Member
September 2015 - Present (10 years 3 months)
New York, NY

MerchantPlus
Founder and President
July 2003 - Present (22 years 5 months)

In 2003, Raj and I founded MerchantPlus simplify electronic payments for subscription billers.

Equinix

3 years 4 months

Global Head of Edge Infrastructure Services
April 2022 - June 2023 (1 year 3 months)
New York, United States

Leading the business for Equinix's Network Edge and Metal services. Making it easier for customers and partners to leverage the global reach, neutral ecosystems and interconnected value of Platform Equinix.

Managing Director, Bare Metal
March 2020 - April 2022 (2 years 2 months)
New York, United States

SSI Alliance
5 years 1 month

President Of The Board Of Directors
September 2019 - June 2023 (3 years 10 months)
New York, United States

I help lead the Open19 Project, now part of the Linux Foundation, and support a diverse community of creators, engineers and operators as we work towards more sustainability datacenter standards.

Board Member
June 2018 - August 2019 (1 year 3 months)

Pursuit
Operating Board Member
July 2018 - December 2020 (2 years 6 months)
New York, New York, United States

At Pursuit, I head our Operating Board, where we aim to connect enterprise and startup companies with the transformational talent pipelines and partnership opportunities of Pursuit.

Packet
Co-Founder and CEO
July 2014 - March 2020 (5 years 9 months)
New York, NY

As CEO, Zachary is responsible for Packet's vision, defining the company's role in the marketplace, and serving as the "integrator" that brings the 5 key areas of responsibility into alignment: Product, Software, Network, Revenue, and Finance.

Hi Line Coffee Company
Board Member
April 2014 - July 2019 (5 years 4 months)
New York, NY

Provide investor representation on the HiLine Board of Directors while providing operational experience to this high growth, early stage eCommerce company.

Ldger, Inc.
Investor
March 2014 - September 2017 (3 years 7 months)
New York, NY

Fireblade
Board Member
September 2013 - April 2016 (2 years 8 months)

I am a board member of the FireBlade team providing insight, guidance and strategic assistance on operational issues and market-specific initiatives around the hosting and cloud services market.

NSONE Inc.
Industry Advisor
February 2014 - August 2015 (1 year 7 months)

CloudRFP.com
Managing Partner
September 2013 - November 2014 (1 year 3 months)

At CloudRFP, I provide editorial guidance and industry perspective as we build our hosting and cloud services vendor discovery portal. I manage the analyst and product team in compiling and classifying the tribal knowledge of the hosting and cloud industry.

Internap Network Services
1 year 1 month

VP, Hosting Services
May 2012 - January 2013 (9 months)
New York, NY

After serving as VP, Hosting Operations and Support following the acquisition of Voxel by Internap, I held business responsibility for the company's portfolio of managed, dedicated and cloud hosting solutions. Focused on product management and development, strategic direction of the hosting portfolio and execution of the company's hosting business plan across the Development, Operations, Sales and Marketing departments.

Successfully integrated Voxel's dedicated and cloud hosting services under the Agile Cloud Platform brand, complimenting Internap's SME-focused product line of Dedicated Private Cloud solutions. Simultaneously, introduced a comprehensive MSA/SLA to cover all Internap business units, formed and distributed internal and external product documentation and supported training programs for sales and solution engineering groups.

During my tenure, the Hosting Business Unit consistently led internal business lines in booking growth and margin targets.

VP, Hosting Operations & Support
January 2012 - May 2012 (5 months)

Managed the Voxel hosting operations department, including customer implementation, ongoing technical support and customer service functions . Additionally, maintained operational responsbility for the company's varied platform services including the VoxCLOUD cloud computing platform, VoxSERVER "bare metal" server offering, VoxFILES object storage system and VoxCAST ondemand CDN.

Post-acquisition by Internap, successfully reduced operating budgets and COGS through facility consolidation and optimizations while maintaining best-in-class churn ratios on client revenue. Executed on expansion of the Voxel hosting and cloud platform to 3 domestic and 2 international locations within 90 days to meet increased market demand from new business channels and the substantial direct sales force.

Handed off responsibility of Hosting Operations as part of Internap integration plans, along with complete operational documentation and runbooks.

Voxel dot Net
Chief Operations Officer
January 2004 - January 2012 (8 years 1 month)

As COO, I manage a fantastic team of system engineers, network operators and "gurus" in New York, San Francisco and Singapore to ensure Voxel's infrastructure services remain in top form, our customers are treated with respect and intelligence and that problems are resolved in an accurate and professional manner. I also occasionally get to sell stuff!

Delphian Internet
Owner
February 2002 - April 2006 (4 years 3 months)

Founded and operated an Internet consultancy focused on implementing online strategies for small to mid-sized eCommerce and multi-channel retail businesses.

Various
Double Bass Player
October 1989 - June 2001 (11 years 9 months)

from 4th grade to the end of college ... then onward and (up)ward? ;-)

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Education

The Juilliard School
BS, Music (double bass) · (September 1997 - June 2001)